FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

3 March 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

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CONTENTS

  Traffic and Capacity Statistics - February 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date: 3 March 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Traffic and Capacity Statistics -February 2005

TRAFFIC AND CAPACITY STATISTICS - February 2005

Summary of the headline figures

In February 2005, passenger capacity, measured in Available Seat Kilometres, was 1.4 per cent below February 2004. Traffic, measured in Revenue Passenger Kilometres, was higher by 1.4 per cent. This resulted in a passenger load factor up 2 points versus last year, to 70.8 per cent. The increase in traffic comprised an 6.8 per cent increase in premium traffic and a 0.4 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, fell by 5.9 per cent. Overall load factor rose by 1.1 points to 67.9 per cent. The traffic and capacity figures versus last year are impacted by some 3 percentage points because 2004 was a leap year.

Market conditions

Market conditions for the current financial year remain broadly unchanged. For the year to March 2005, the total revenue outlook continues to be for a 3.0-3.5 per cent improvement. All market segments remain price sensitive and yield declines are expected to continue.

Strategic Developments

The Australian Competition and Consumer Commission (ACCC) gave approval to the continuation of the joint service agreement (JSA) between British Airways and Qantas for a further five years.

  The airline reported a pre-tax profit of £75 million for the third quarter against a pre-tax profit of £125 million for the same period last year. The results for the nine months were a profit of £410 million (2003: £185 million profit).
  Operating profit for the quarter was £110 million, (2003: £138 million) and for the nine months was an operating profit of £500 million (2003: £373 million).

British Airways completed fitting its award-winning Club World flat beds on all its Boeing 777 aircraft operating direct services from Gatwick to twelve destinations in the USA and Caribbean.

The British Airways London Eye re-opened following its annual maintenance check.

British Airways offered over 50,000 discounted return flights to the US in a 13 day seat sale to nineteen US and Canadian destinations with prices starting at £199 for a return ticket to New York, saving up to £134 on the standard fare.

March 3, 2005

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

		Month of February				Financial year to date
						April through to February
BRITISH AIRWAYS			Change				Change
SCHEDULED SERVICES	2005	2004	(%)		2005	2004	(%)
Passengers carried (000)
UK/Europe	1621	1711	-5.3		21556	21670	-0.5
Americas	491	491	-0.1		6611	6475	+2.1
Asia Pacific	132	129	+2.4		1531	1344	+13.9
Africa and Middle East	256	247	+3.7		2842	2579	+10.2
Total	2499	2578	-3.1		32539	32068	+1.5

Revenue passenger km (m)
UK/Europe	1424	1420	+0.3		19284	18514	+4.2
Americas	3293	3294	-0.0		44237	43267	+2.2
Asia Pacific	1359	1337	+1.7		15750	14207	+10.9
Africa and Middle East	1739	1658	+4.9		19046	17293	+10.1
Total	7816	7709	+1.4		98318	93281	+5.4

Available seat km (m)
UK/Europe	2344	2331	+0.5		28379	27596	+2.8
Americas	4647	4900	-5.2		56968	57412	-0.8
Asia Pacific	1792	1762	+1.7		21273	19492	+9.1
Africa and Middle East	2259	2208	+2.3		24939	23372	+6.7
Total	11042	11202	-1.4		131559	127871	+2.9

Passenger load factor (%)
UK/Europe	60.8	60.9	-0.1	pts	68.0	67.1	+0.9	pts
Americas	70.9	67.2	+3.7	pts	77.7	75.4	+2.3	pts
Asia Pacific	75.8	75.9	-0.1	pts	74.0	72.9	+1.1	pts
Africa and Middle East	77.0	75.1	+1.9	pts	76.4	74.0	+2.4	pts
Total	70.8	68.8	+2.0	pts	74.7	72.9	+1.8	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	381	405	-5.9		4505	4049	+11.3
Total RTK	1158	1172	-1.1		14330	13387	+7.0
Available tonne km (m)	1706	1754	-2.8		20576	19822	+3.8

Overall load factor (%)	67.9	66.8	+1.1	pts	69.6	67.5	+2.1	pts

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602